William E. Cooper

Attorney at Law

9630 Clayton Road

Saint Louis, Missouri 63124

314-581-4091 bcooper@alliedcos.com

January 12, 2015

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Strata Oil & Gas Inc. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 30, 2014 File No. 000-50934

Dear Mr. Skinner:

As counsel for Strata Oil & Gas Inc. (“Strata” or the “Company”), please be advised that we are in receipt of your comment letter dated December 12, 2014. Please note I requested last week that the Company be granted additional time to respond given I had been traveling on business and the intervening Christmas Holiday prevented communications with my client. In any event, I have been asked to review your comments to the Form 20-F for the fiscal year ended December 31, 2013. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) with respect to the above-referenced Form 20-F filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Comment:

Form 20-F for the Fiscal Year ended December 31, 2013

Information on the Company, page 14

Planned Work by the Company for 2014, page 24

1. We note your disclosures on pages 24 through 32 include information relating to resources which appear to conflict with guidance pertaining to disclosures about oil and gas activities. Please refer to the following examples of these disclosures.

Mr. Brad Skinner

United States Securities and Exchange Commission

•	a quantitative estimate of “Petroleum-Initially-In-Place” on page 24.
•	a list of the criteria for the classification of the “Discovered Resource” into “Low, Best (“Most Likely”) and High” categories and the resulting quantitative estimates for the “Original Bitumen In Place (“OBIP”) on page 25.
•	estimates of the daily producing rate and production life based on a production schedule for the Cadotte leases on page 27.
•	recovery factors relating to the “Low estimate”, “Most Likely” estimate and “High” estimate of “effective OBIP” on page 27.
•	a list of the contingencies relating to classifying the Cadotte Recoverable bitumen a “Contingent Resource” as a reporting requirement on page 27 and the quantitative estimates of recoverable “Contingent Resource for the Cadotte Area by Target Zone” based on the effective OBIP on page 28.
•	reference to an initial economic evaluation conducted in 2008 by Norwest Quest at a level of study consistent with that of a “Preliminary Feasibility Study”, the quantitative estimate of a “Most Likely potentially recoverable Discovered PIIP” and the resulting determination based on a forecast price of $65 per barrel of a net present value discounted at 10% of cash flows before income taxes on page 28.
•	quantitative estimates of cumulative cash flow, cumulative discounted (10%) cash flow and IRR relating to a sensitivity analysis using three different oil price assumptions completed in 2010 by Norwest Corporation and a determination of the return on capital invested and “Net Present Value (“NPV”)” discounted at 10% as well as the resulting impact to the return on capital investment for a WTI crude oil price of $85 per barrel and $75 per barrel, respectively, on page 28.
•	the caveat that the report prepared by Norwest Corporation “does not attempt to place a Fair Market Value” on the potentially recoverable portion of the Contingent Resources within the “Target Area of the Cadotte properties” on page 29.
•	references to specific resource classifications such as “Discovered Resource” or “Discovered Petroleum Initially in Place (PIIP)” and author’s opinion that the Cadotte West leases should be classified as “Discovered PIIP” and the resulting classification of the “Discovered PIIP” into “Low”, “Best” and “High” categories based on the disclosure of a list of specific criteria for such estimates on page 30.
•	Tables 1.1, 1.2 and 1.3 providing a summary of quantitative estimates relating to the Petroleum Initially in Place (PIIP) and Potentially Recoverable Bitumen for the Cadotte Central and Cadotte West areas on pages 31 and 32, and

Mr. Brad Skinner

United States Securities and Exchange Commission

•	the conclusion relating to the classification as “prospective” for the estimates of “Recoverable Bitumen” shown in Table 1.3 for the Cadotte West Area on page 32.

As you may know, the Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, also Instruction 1(b)(ii) to Item 4.D of Form 20-F, generally prohibit disclosure in any document publically filed with the Commission of estimates and values of oil or gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, you should refrain from making such disclosures to adhere to this guidance.

Please also understand, that notwithstanding your disclosure stating that certain estimates relating to the Cadotte Area Leases were prepared by a qualified person as defined by the National Instrument 51-101, and comply with the requirements using the Canadian regulatory NI 51-101 criteria, if such estimates do not also comply with Item 1201(c) of Regulation S-K, which requires reserves estimates to be prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X, these disclosures would also be inappropriate for disclosure on Form 20-F. Please revise accordingly.

Response:

Each of the above comments relate to the same issue and appear to be based upon the Staff's determination that the Company is prohibited from disclosing “resources” of any nature or type as it relates to Strata's oil and gas activities under the Instruction to Item 1202 of Regulation S-K, and also Instruction 1(b)(ii) to Item 4.D of Form 20-F.

The Company respectfully disagrees and submits to the Staff that the Instruction to Item 1202 of Regulation S-K (set forth below), read in conjunction with Canadian NI 51-101—Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), clearly provides an exception to that prohibition based upon the fact that Strata is a Canadian (Alberta) foreign issuer and accordingly is required to disclose resources in connection with its oil and gas activities under NI 51-101.

Instruction to Item 1202: Estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission, unless such information is required to be disclosed in the document by foreign or state law… (emphasis added)

Guidance from the Alberta Securities Commission:

NI 51-101 is applicable to all reporting issuers engaged in oil and gas activities, whether directly or indirectly (section 1.3 of NI 51-101) involved. A reporting issuer could still be engaged in oil and gas activities even if it did not have assigned reserves or production. Oil and gas activities must be reported if they are material (see section 1.4 of NI 51-101) to the company’s business operations. (emphasis added)

Mr. Brad Skinner

United States Securities and Exchange Commission

http://www.albertasecurities.com/industry/issuer-Regulation/Documents/Frequently%20asked%20questions%20about%20NI%2051101.pdf

Strata is an oil and gas producing activity (entity) and given the activities disclosed are 100% of what the Company does, they are (by definition) considered material. Although Strata does not have production or proven reserves yet (and has disclosed such fact clearly in the Form 20-F), it does have resource estimates as defined by Item 1201(c) of Regulation S-K and has disclosed them accordingly. Pursuant to NI 51-101, it is required to disclose estimates of its resources which Strata has done in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”).

Further, under Part 5.3 of NI 51-101 Classification of Reserves and of Resources Other than Reserves (1), reserves or resources other than reserves must be disclosed using the applicable terminology and categories set out in the COGE Handbook and must be classified in the most specific category of reserves or resources other than reserves in which the reserves or resources other than reserves can be classified.

As such, it is the Company’s position that it is required to disclose same as a Canadian filer pursuant to NI 51-101 and accordingly, the Company comes under the exception outlined in the Instruction to Item 1202.

Comment:

Cadotte Central-Contingent Bitumen Resource, page 25

2. Please expand your disclosure relating to the various technical reports prepared by Norwest Corporation to clarify that these reports relate to resources rather than reserves as defined in Rule 4-10(a) of Regulation S-X.

Response:

The Company respectfully submits additional excerpts provided in its Form 20-F y/e December 31, 2013:

(Glossary)

Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

Mr. Brad Skinner

United States Securities and Exchange Commission

(Risk Factors)

15.           We expect losses to continue in the future because we have no oil or gas reserves and, consequently, no revenue to offset losses.

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in the next 12 months.  The operating losses will occur because there are expenses associated with the acquisition, exploration, and development of natural gas and oil properties that do not have any income-producing reserves.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

16.           Because we are in the exploration stage of operations of our business our securities are considered highly speculative.

We are in the exploration stage of our business. As a result, our securities must be considered highly speculative.We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas or oil.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional funds through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

(Oil Sands Leases, Page 25)

On August 16, 2007 Norwest completed a technical report titled Evaluation of In-Place Bitumen Resources – Cadotte Central Leases and on February 29, 2008 Norwest Questa Engineering Corporation  (“Norwest Questa”) of Golden, Colorado completed a report titled Preliminary Feasibility Study of the Cadotte Central Leases,  Alberta, Canada.  On April 28, 2010 Norwest completed a follow up report titled Cadotte Project – Resource Reclassification 2013 Norwest Report.  All of these reports are available to the public on the www.sec.gov web site.  All discussion in this section is qualified by reference to the three reports above and readers are advised to read the three technical reports in their entirety.

Mr. Brad Skinner

United States Securities and Exchange Commission

I have attached a written statement from the Company acknowledging:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have additional questions or comments please feel free to contact the undersigned.

Sincerely,

/s/ William E. Cooper
William E. Cooper

cc: Mr. Ron Daems

January 12, 2015

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Strata Oil & Gas Inc. Form 20-F for the Fiscal Year ended December 31, 2013 Filed April 30, 2014 File No. 000-50934

Dear Mr. Skinner:

Please be advised of the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Ron Daems

Ron Daems

cc: William E. Cooper, Esq.